UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 5)*

                             C&D TECHNOLOGIES, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    124661109
                                 (CUSIP Number)

                                 MICHAEL H. KALB
                           SUN CAPITAL SECURITIES, LLC
                       5200 TOWN CENTER CIRCLE, SUITE 470
                            BOCA RATON, FLORIDA 33486
                                 (561) 394-0550
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                -with a copy to-

                            CLIFFORD E. NEIMETH, ESQ.
                             GREENBERG TRAURIG, LLP
                              THE METLIFE BUILDING
                                 200 PARK AVENUE
                               NEW YORK, NY 10166
                                 (212) 801-9200

                               FEBRUARY 21, 2007
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP No. 124661109
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
    1.   NAME OF REPORTING PERSON:
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

         SCSF Equities, LLC                                   20-2978626
-------------------------------------------------------------------------------
    2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
         Instructions)

                                                              (a)  [_]
                                                              (b)  |X|
-------------------------------------------------------------------------------
    3.   SEC USE ONLY

-------------------------------------------------------------------------------
    4.   SOURCE OF FUNDS (See Instructions)
         OO
-------------------------------------------------------------------------------
    5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)     [_]

-------------------------------------------------------------------------------
    6.   CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE
-------------------------------------------------------------------------------
               NUMBER OF                    7.   SOLE VOTING POWER
                SHARES                           -0-  (See Item 5)
             BENEFICIALLY                --------------------------------------
               OWNED BY                     8.   SHARED VOTING POWER
            EACH REPORTING                       3,123,834 (See Item 5)
                PERSON                   --------------------------------------
                 WITH                       9.   SOLE DISPOSITIVE POWER
                                                 -0-  (See Item 5)
                                         --------------------------------------
                                            10.  SHARED DISPOSITIVE POWER
                                                 3,123,834 (See Item 5)
-------------------------------------------------------------------------------
    11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,123,834 (See Item 5)
-------------------------------------------------------------------------------
    12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES (See Instructions)  [_]
-------------------------------------------------------------------------------
    13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         12.2%
-------------------------------------------------------------------------------
    14.  TYPE OF REPORTING PERSON (See Instructions)
         PN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP No. 124661109
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
    1.   NAME OF REPORTING PERSON:
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

         Sun Capital Securities Offshore Fund, Ltd.           20-4202392
-------------------------------------------------------------------------------
    2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
         Instructions)

                                                              (a)  [_]
                                                              (b)  |X|
-------------------------------------------------------------------------------
    3.   SEC USE ONLY

-------------------------------------------------------------------------------
    4.   SOURCE OF FUNDS (See Instructions)
         OO
-------------------------------------------------------------------------------
    5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)     [_]

-------------------------------------------------------------------------------
    6.   CITIZENSHIP OR PLACE OF ORGANIZATION
         Cayman Islands
-------------------------------------------------------------------------------
               NUMBER OF                    7.   SOLE VOTING POWER
                SHARES                           -0-  (See Item 5)
             BENEFICIALLY                --------------------------------------
               OWNED BY                     8.   SHARED VOTING POWER
            EACH REPORTING                       3,123,834 (See Item 5)
                PERSON                   --------------------------------------
                 WITH                       9.   SOLE DISPOSITIVE POWER
                                                 -0-  (See Item 5)
                                         --------------------------------------
                                            10.  SHARED DISPOSITIVE POWER
                                                 3,123,834 (See Item 5)
-------------------------------------------------------------------------------
    11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,123,834 (See Item 5)
-------------------------------------------------------------------------------
    12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES (See Instructions)  [_]
-------------------------------------------------------------------------------
    13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         12.2%
-------------------------------------------------------------------------------
    14.  TYPE OF REPORTING PERSON (See Instructions)
         CO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP No. 124661109
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
    1.   NAME OF REPORTING PERSON:
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

         Sun Capital Securities Fund, LP                      20-0768577
-------------------------------------------------------------------------------
    2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
         Instructions)

                                                              (a)  [_]
                                                              (b)  |X|
-------------------------------------------------------------------------------
    3.   SEC USE ONLY

-------------------------------------------------------------------------------
    4.   SOURCE OF FUNDS (See Instructions)
         OO
-------------------------------------------------------------------------------
    5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)     [_]

-------------------------------------------------------------------------------
    6.   CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE
-------------------------------------------------------------------------------
               NUMBER OF                    7.   SOLE VOTING POWER
                SHARES                           -0-  (See Item 5)
             BENEFICIALLY                --------------------------------------
               OWNED BY                     8.   SHARED VOTING POWER
            EACH REPORTING                       3,123,834 (See Item 5)
                PERSON                   --------------------------------------
                 WITH                       9.   SOLE DISPOSITIVE POWER
                                                 -0-  (See Item 5)
                                         --------------------------------------
                                            10.  SHARED DISPOSITIVE POWER
                                                 3,123,834 (See Item 5)
-------------------------------------------------------------------------------
    11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,123,834 (See Item 5)
-------------------------------------------------------------------------------
    12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES (See Instructions)  [_]
-------------------------------------------------------------------------------
    13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         12.2%
-------------------------------------------------------------------------------
    14.  TYPE OF REPORTING PERSON (See Instructions)
         PN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP No. 124661109
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
    1.   NAME OF REPORTING PERSON:
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

         Sun Capital Securities Advisors, LP                  20-0768517
-------------------------------------------------------------------------------
    2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
         Instructions)

                                                              (a)  [_]
                                                              (b)  |X|
-------------------------------------------------------------------------------
    3.   SEC USE ONLY

-------------------------------------------------------------------------------
    4.   SOURCE OF FUNDS (See Instructions)
         OO
-------------------------------------------------------------------------------
    5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)     [_]

-------------------------------------------------------------------------------
    6.   CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE
-------------------------------------------------------------------------------
               NUMBER OF                    7.   SOLE VOTING POWER
                SHARES                           -0-  (See Item 5)
             BENEFICIALLY                --------------------------------------
               OWNED BY                     8.   SHARED VOTING POWER
            EACH REPORTING                       3,123,834 (See Item 5)
                PERSON                   --------------------------------------
                 WITH                       9.   SOLE DISPOSITIVE POWER
                                                 -0-  (See Item 5)
                                         --------------------------------------
                                            10.  SHARED DISPOSITIVE POWER
                                                 3,123,834 (See Item 5)
-------------------------------------------------------------------------------
    11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,123,834 (See Item 5)
-------------------------------------------------------------------------------
    12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES (See Instructions)  [_]
-------------------------------------------------------------------------------
    13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         12.2%
-------------------------------------------------------------------------------
    14.  TYPE OF REPORTING PERSON (See Instructions)
         PN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP No. 124661109
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
    1.   NAME OF REPORTING PERSON:
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

         Sun Capital Securities, LLC                          20-0768441
-------------------------------------------------------------------------------
    2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
         Instructions)

                                                              (a)  [_]
                                                              (b)  |X|
-------------------------------------------------------------------------------
    3.   SEC USE ONLY

-------------------------------------------------------------------------------
    4.   SOURCE OF FUNDS (See Instructions)
         OO
-------------------------------------------------------------------------------
    5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)     [_]

-------------------------------------------------------------------------------
    6.   CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE
-------------------------------------------------------------------------------
               NUMBER OF                    7.   SOLE VOTING POWER
                SHARES                           -0-  (See Item 5)
             BENEFICIALLY                --------------------------------------
               OWNED BY                     8.   SHARED VOTING POWER
            EACH REPORTING                       3,123,834 (See Item 5)
                PERSON                   --------------------------------------
                 WITH                       9.   SOLE DISPOSITIVE POWER
                                                 -0-  (See Item 5)
                                         --------------------------------------
                                            10.  SHARED DISPOSITIVE POWER
                                                 3,123,834 (See Item 5)
-------------------------------------------------------------------------------
    11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,123,834 (See Item 5)
-------------------------------------------------------------------------------
    12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES (See Instructions)  [_]
-------------------------------------------------------------------------------
    13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         12.2%
-------------------------------------------------------------------------------
    14.  TYPE OF REPORTING PERSON (See Instructions)
         PN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP No. 124661109
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
    1.   NAME OF REPORTING PERSON:
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

         Marc J. Leder
-------------------------------------------------------------------------------
    2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
         Instructions)

                                                              (a)  [_]
                                                              (b)  |X|
-------------------------------------------------------------------------------
    3.   SEC USE ONLY

-------------------------------------------------------------------------------
    4.   SOURCE OF FUNDS (See Instructions)
         OO
-------------------------------------------------------------------------------
    5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)     [_]

-------------------------------------------------------------------------------
    6.   CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
-------------------------------------------------------------------------------
               NUMBER OF                    7.   SOLE VOTING POWER
                SHARES                           -0-  (See Item 5)
             BENEFICIALLY                --------------------------------------
               OWNED BY                     8.   SHARED VOTING POWER
            EACH REPORTING                       3,123,834 (See Item 5)
                PERSON                   --------------------------------------
                 WITH                       9.   SOLE DISPOSITIVE POWER
                                                 -0-  (See Item 5)
                                         --------------------------------------
                                            10.  SHARED DISPOSITIVE POWER
                                                 3,123,834 (See Item 5)
-------------------------------------------------------------------------------
    11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,123,834 (See Item 5)
-------------------------------------------------------------------------------
    12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES (See Instructions)  [_]
-------------------------------------------------------------------------------
    13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         12.2%
-------------------------------------------------------------------------------
    14.  TYPE OF REPORTING PERSON (See Instructions)
         IN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP No. 124661109
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
    1.   NAME OF REPORTING PERSON:
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

         Rodger R. Krouse
-------------------------------------------------------------------------------
    2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
         Instructions)

                                                              (a)  [_]
                                                              (b)  |X|
-------------------------------------------------------------------------------
    3.   SEC USE ONLY

-------------------------------------------------------------------------------
    4.   SOURCE OF FUNDS (See Instructions)
         OO
-------------------------------------------------------------------------------
    5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)     [_]

-------------------------------------------------------------------------------
    6.   CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
-------------------------------------------------------------------------------
               NUMBER OF                    7.   SOLE VOTING POWER
                SHARES                           -0-  (See Item 5)
             BENEFICIALLY                --------------------------------------
               OWNED BY                     8.   SHARED VOTING POWER
            EACH REPORTING                       3,123,834 (See Item 5)
                PERSON                   --------------------------------------
                 WITH                       9.   SOLE DISPOSITIVE POWER
                                                 -0-  (See Item 5)
                                         --------------------------------------
                                            10.  SHARED DISPOSITIVE POWER
                                                 3,123,834 (See Item 5)
-------------------------------------------------------------------------------
    11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,123,834 (See Item 5)
-------------------------------------------------------------------------------
    12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES (See Instructions)  [_]
-------------------------------------------------------------------------------
    13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         12.2%
-------------------------------------------------------------------------------
    14.  TYPE OF REPORTING PERSON (See Instructions)
         IN
-------------------------------------------------------------------------------

         This Amendment No. 5 relates to and amends the Statement of Beneficial Ownership on Schedule 13D of SCSF Equities, LLC, a Delaware limited liability company, Sun Capital Securities Offshore Fund, Ltd., a Cayman Islands corporation, Sun Capital Securities Fund, LP, a Delaware limited partnership, Sun Capital Securities Advisors, LP, a Delaware limited partnership, Sun Capital Securities, LLC, a Delaware limited liability company, Marc J. Leder and Rodger
R. Krouse (collectively, the "Reporting Persons"), initially filed jointly by the Reporting Persons with the Securities and Exchange Commission on November 7, 2006, as heretofore amended by Amendments No. 1, 2, 3 and 4 thereto (as heretofore and hereby amended, the "Schedule 13D"), with respect to the Common Stock, par value $0.01 per share, of C&D Technologies, Inc., a Delaware corporation (the "Issuer").

         Items 6 and 7 of the Schedule 13D are hereby amended to the extent hereinafter expressly set forth. All capitalized terms used and not expressly defined herein have the respective meanings ascribed to such terms in the
Schedule 13D.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 of the Schedule 13D is hereby amended and restated as follows:

         Pursuant to an agreement dated February 21, 2007, between SCSF Equities and Michael H. Kalb, a Vice President of SCSF Equities, Mr. Kalb agreed, among other things, that all stock options, stock grants and other awards that have been and may be granted to Mr. Kalb pursuant to the Issuer's stock option and other director equity compensation plans in his capacity as a member of the Board and the Nominating Committee shall be held by Mr. Kalb for the sole benefit of SCSF Equities, and all net after-tax cash proceeds received by Mr. Kalb therefrom, if any, promptly shall be remitted by Mr. Kalb directly to SCSF Equities. The parties further agreed that Mr. Kalb shall retain sole voting, investment and dispositive power (within the meaning and for all purposes of Rule 13d-3 under the Exchange Act and for all other purposes), as applicable, in respect of all securities of the Issuer that have been and may be awarded to Mr. Kalb in his capacity as a member of the Board and the Nominating Committee, and that neither SCSF Equities nor any of its affiliates (as such term is defined in Rule 12b-2 under the Exchange Act), including the other Reporting Persons, shall have or share, directly or indirectly, any voting, investment or dispositive power in respect of such securities. Accordingly, the Reporting Persons expressly disclaim any beneficial ownership (within the meaning and for all purposes of Rule 13d-3 under the Exchange Act) in any securities of the Issuer that are referenced in or subject to such agreement.

         The foregoing agreement is filed herewith as Exhibit C and the complete text thereof is incorporated in this Item 6 in its entirety.

         Except for the agreement(s) described above or in response to Items 3 and 4 of this Schedule 13D, which are hereby incorporated herein by reference, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) between the persons enumerated in Item 2 of this Schedule 13D, and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.      MATERIALS TO BE FILED AS EXHIBITS.

          Exhibit A     Joint Filing Agreement, dated February 2, 2007, by and
                        among each of the Reporting Persons (incorporated herein by reference to Exhibit A to Amendment No. 4 to the Schedule 13D filed by the Reporting Persons with respect to the Issuer on February 2, 2007).

          Exhibit B     Limited Power of Attorney, dated June 29, 2006, by and
                        among the Reporting Persons (incorporated herein by reference to Exhibit C to Amendment No. 1 to the
                        Schedule 13D filed by the Reporting Persons with respect to the Issuer on December 18, 2006).

          Exhibit C     Letter Agreement, dated February 21, 2007, by and
                        between SCSF Equities and Michael H. Kalb.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 21, 2007          SCSF EQUITIES, LLC

                                   By:    *
                                          -------------------------------------
                                   Name:  Marc J. Leder
                                   Its:   Co-CEO

                                   SUN CAPITAL SECURITIES OFFSHORE FUND, LTD.

                                   By:    *
                                          -------------------------------------
                                   Name:  Marc J. Leder
                                   Its:   Director

                                   SUN CAPITAL SECURITIES FUND, LP

                                   By:    Sun Capital Securities Advisors, LP
                                   Its:   General Partner

                                   By:    Sun Capital Securities, LLC
                                   Its:   General Partner

                                   By:    *
                                          -------------------------------------
                                   Name:  Marc J. Leder
                                   Its:   Co-CEO

                                   SUN CAPITAL SECURITIES ADVISORS, LP

                                   By:    Sun Capital Securities, LLC
                                   Its:   General Partner

                                   By:    *
                                          -------------------------------------
                                   Name:  Marc J. Leder
                                   Its:   Co-CEO

                                   SUN CAPITAL SECURITIES, LLC

                                   By:    *
                                          -------------------------------------
                                   Name:  Marc J. Leder
                                   Its:   Co-CEO

                                   *
                                   --------------------------------------------
                                   Marc J. Leder


                                   *
                                   --------------------------------------------
                                   Rodger R. Krouse

         The undersigned, by signing his name hereto, does sign and execute this Amendment No. 5 to Schedule 13D pursuant to the Limited Power of Attorney executed by the above Reporting Persons and incorporated by reference hereto on behalf of the Reporting Persons.

Dated: February 21, 2007          *By:  /s/ Michael H. Kalb  Attorney in Fact
                                          -------------------
                                          Michael H. Kalb

                                    EXHIBIT C



                               SCSF EQUITIES, LLC
                       5200 Town Center Circle, Suite 470
                            Boca Raton, Florida 33486


                                                     February 21, 2007

Mr. Michael H. Kalb
c/o SCSF Equities, LLC
5200 Town Center Circle, Suite 470
Boca Raton, Florida 33486

              Re: Director Compensation From C&D Technologies, Inc.
                  -------------------------------------------------

Dear Mr. Kalb:

         Reference is made to that certain agreement dated February 1, 2007 (the "AGREEMENT"), by and among C&D Technologies, Inc., a Delaware corporation (the "COMPANY"), and Sun Capital Securities, LLC, a Delaware limited liability company, and certain of its affiliates including SCSF Equities, LLC, a Delaware limited liability company ("SCSF EQUITIES"), pursuant to which, among other things, Michael H. Kalb, a Vice President of SCSF Equities ("KALB"), was appointed to the Board of Directors of the Company (the "BOARD") and the Nominating/Corporate Governance Committee of the Board (the "NOMINATING COMMITTEE"). This letter sets forth our agreement relating to all director fees, compensation and other remuneration (whether cash or equity) heretofore and hereafter received by Kalb in his capacity as a member of the Board and the Nominating Committee.

         1. Cash Compensation. All cash director's fees heretofore and hereafter received by Kalb from the Company solely in connection with his appointment to and service as a member of the Board and the Nominating Committee, excluding any cash reimbursement for actual out-of-pocket expenses incurred by Kalb in his capacity as a member of the Board and the Nominating Committee, upon receipt thereof by Kalb, promptly shall be remitted by Kalb directly to SCSF Equities, and Kalb hereby renounces and relinquishes in favor of SCSF Equities all rights and interests in and to all such cash director's fees as aforesaid.

         2. Stock Options. All options and other subscription rights (if any) to purchase shares of common stock, $0.01 par value, of the Company ("COMMON STOCK") heretofore and hereafter granted to Kalb pursuant to the C&D Technologies, Inc. Amended and Restated 1998 Stock Option Plan (the "1998 PLAN"), the C&D Technologies, Inc. 2007 Stock Incentive Plan (the "2007 PLAN") and any other director equity compensation plan hereafter adopted by the Board (or any committee thereof), whether or not subject to forfeiture or other restrictions or limitations or vesting or other requirements, are and shall be held by Kalb for the sole benefit of SCSF Equities and, upon the exercise (in whole or in part) of such options and other rights (if any) by Kalb and the concurrent or subsequent sale of the shares of Common Stock issued upon such exercise (in such amount, at such price and at such time as Kalb shall determine in his sole and absolute discretion, subject to the terms and any forfeiture or other restrictions or limitations or any vesting or other requirements of such options), all net after-tax cash proceeds received by Kalb therefrom (if any) promptly shall be remitted by Kalb directly to SCSF Equities, and Kalb hereby renounces and relinquishes in favor of SCSF Equities all rights and interests in and to all such cash proceeds.

         It is hereby understood and agreed that Kalb shall retain sole voting, investment and dispositive power (within the meaning and for all purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT"), and for all other purposes), as applicable, in respect of such options and other rights (if any) and all shares of Common Stock issuable upon exercise of such options and other rights (if any), and neither SCSF Equities nor any of its affiliates (as such term is defined in Rule 12b-2 under the Exchange Act) shall have (or share), directly or indirectly, any voting, investment or dispositive power in respect of such securities (within the meaning and for all purposes of Rule 13d-3 under the Exchange Act and for all other purposes). The foregoing shall apply, without limitation, with respect to all stock options heretofore and hereafter granted to Kalb pursuant to the 1998 Plan, the 2007 Plan and any other director equity compensation plan hereafter adopted by the Board (or any committee thereof) until the expiration of the term thereof (or such earlier expiration thereof in the event Kalb's directorship expires, including, without limitation, in the event of Kalb's death, retirement, resignation, failure to stand for re-election or failure to be re-elected) in accordance with the applicable plan instruments and grant documents, whether or not Kalb remains an officer of SCSF Equities.

         3. Stock Grants. All shares of Common Stock heretofore and hereafter granted to Kalb pursuant to the 1998 Plan, the 2007 Plan and any other director equity compensation plan hereafter adopted by the Board (or any committee thereof), whether or not subject to forfeiture or other restrictions or limitations or vesting or other requirements, shall be held by Kalb for the sole benefit of SCSF Equities and, upon the sale of such shares of Common Stock (in such amount, at such price and at such time as Kalb shall determine in his sole and absolute discretion, subject to the terms and any forfeiture or other restrictions or limitations or any vesting or other requirements thereof), all net after-tax cash proceeds received by Kalb therefrom (if any) promptly shall be remitted by Kalb directly to SCSF Equities, and Kalb hereby renounces and relinquishes in favor of SCSF Equities all rights and interests in and to all such cash proceeds.

         It is hereby understood and agreed that Kalb shall retain sole voting, investment and dispositive power (within the meaning and for all purposes of Rule 13d-3 under the Exchange Act and for all other purposes), as applicable, in respect of all such shares of Common Stock, and neither SCSF Equities nor any of its affiliates (as such term is defined in Rule 12b-2 under the Exchange Act) shall have (or share), directly or indirectly, any voting, investment or dispositive power in respect of such shares of Common Stock (within the meaning and for all purposes of Rule 13d-3 under the Exchange Act and for all other purposes). The foregoing shall apply, without limitation, with respect to all shares of Common Stock heretofore and hereafter granted to Kalb pursuant to the 1998 Plan, the 2007 Plan and any other director equity compensation plan hereafter adopted by the Board (or any committee thereof) for so long as Kalb shall continue to hold such shares of Common Stock, whether or not Kalb remains an officer of SCSF Equities.

         4. Other Awards. All other director compensation and Company equity participation awards, including, without limitation, stock appreciation (or depreciation) rights, dividend equivalent rights, performance stock or performance unit awards or phantom stock awards, that may be granted to Kalb pursuant to the 2007 Plan and any other director equity compensation plan hereafter adopted by the Board (or any committee thereof), whether or not subject to forfeiture or other restrictions or limitations or vesting or other requirements, shall be held by Kalb for the sole benefit of SCSF Equities, and all net after-tax cash proceeds received by Kalb therefrom (if any) promptly shall be remitted by Kalb directly to SCSF Equities, and Kalb hereby renounces and relinquishes in favor of SCSF Equities all rights and interests in and to all such cash proceeds.

         To the extent that such awards provide for any voting, investment or dispositive power in respect of securities of the Company to the holder thereof, it is hereby understood and agreed that Kalb shall retain sole voting, investment and dispositive power (within the meaning and for all purposes of Rule 13d-3 under the Exchange Act and for all other purposes), as applicable, in respect of all such securities, and neither SCSF Equities nor any of its affiliates (as such term is defined in Rule 12b-2 under the Exchange Act) shall have (or share), directly or indirectly, any voting, investment or dispositive power in respect of such securities (within the meaning and for all purposes of Rule 13d-3 under the Exchange Act and for all other purposes). The foregoing shall apply, without limitation, with respect to all such awards hereafter granted to Kalb pursuant to the 2007 Plan and any other director equity compensation plan hereafter adopted by the Board (or any committee thereof) for so long as Kalb shall continue to hold such awards (or such earlier expiration thereof) in accordance with the applicable plan instruments and grant documents, whether or not Kalb remains an officer of SCSF Equities.

         5. Miscellaneous.

         (a) This letter agreement may not be amended except by an instrument in writing signed by each of the parties hereto. The failure or delay by any party to this letter agreement to assert any of its rights hereunder or otherwise shall not constitute a waiver of such rights nor shall any single or partial exercise by any party hereto of any of its rights hereunder preclude any other or further exercise of such rights or any other rights hereunder. Any waiver shall be effective only in the specific instance and for the specific purpose for which the waiver is given and shall not constitute a waiver to any subsequent or other exercise of any right, remedy, power or privilege hereunder.

         (b) This letter agreement may be executed in one or more counterparts (including by facsimile), all of which shall be considered one and the same agreement. This letter agreement shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other party. Each party need not sign the same counterpart.

         (c) This letter agreement shall be governed by, and construed in accordance with, the internal procedural and substantive laws of the State of Delaware, applicable to instruments and agreements made and performed entirely in such state and without regard to the conflicts of law principles of such state.

         (d) Each of the parties hereto hereby agrees that any claim, suit, action or other proceeding, directly or indirectly, arising out of, under or relating to this letter agreement shall be heard and determined in the Chancery Court of the State of Delaware or the United States Federal District Court for the State of Delaware (and each agrees that no such claim, action, suit or other proceeding relating to this letter agreement shall be brought by it or any of its affiliates except in such courts), and the parties hereto hereby irrevocably and unconditionally submit to the exclusive jurisdiction of such courts in any such claim, suit, action or other proceeding and irrevocably and unconditionally waive (and agree not to plead or claim) the defense of an inconvenient forum to the maintenance of any such claim, suit, action or other proceeding. The parties hereto hereby agree that a final judgment in any such claim, suit, action or other proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable law.

         (e) Each party hereto hereby waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in respect of any suit, action or other proceeding directly or indirectly arising out of, under or in connection with this letter agreement.

         (f) If any term or other provision of this letter agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this letter agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this letter agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.





         [The remainder of this page is intentionally left blank.]

         Please confirm your agreement with the foregoing by signing and returning to the undersigned the duplicate copy of this letter enclosed herewith.

                                             SCSF EQUITIES, LLC


                                             By: /s/ Marc J. Leder
                                                 ------------------------------
                                                   Name: Marc J. Leder
                                                   Title: Co-CEO


Accepted and Agreed as of the date first written above:


        /s/ Michael H. Kalb
-----------------------------------
          Michael H. Kalb